UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For February 23, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated February 23, 2004  -  Preliminary Results


                                                         Monday 23 February 2004

          PRELIMINARY ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

Bunzl plc, the international distribution and outsourcing Group, today announces its preliminary results for the year ended 31 December 2003.

- Sales of continuing operations were GBP2,728.2 million (2002:
  GBP2,673.6 million),  up 6% at constant exchange rates

- Operating profit of continuing operations before goodwill was GBP214.1 million (2002: GBP204.8 million), up 10% at constant exchange rates

- Profit before tax, goodwill and 2002 exceptionals was GBP212.3 million (2002: GBP207.3 million), up 8% at constant exchange rates

- Profit before tax was GBP194.6 million (2002: GBP195.3 million), up 5% at constant exchange rates

- Adjusted earnings per share were 31.3p (2002: 29.7p), up 11% at constant exchange rates

- Dividend for the year up 8% to 12.1p

- Outsourcing Services sales up 7% and operating profit up 10% at constant exchange rates

- Filtrona sales up 6% and operating profit up 11% at constant exchange rates


Commenting on today's results, Anthony Habgood, Chairman of Bunzl, said:

"These are good results against a backdrop of mixed economic conditions around the world. They reflect strong operating performance, good organic volume growth and incremental acquisition activity.

"Volume growth in our major markets, our strong positions in those markets and our opportunities to make acquisitions give us confidence that the underlying prospects of the Group are good."

Enquiries:

Bunzl plc                                         Finsbury
Anthony Habgood, Chairman                         Roland Rudd
David Williams, Finance Director                  Morgan Bone
Tel: 020 7495 4950                                Tel: 020 7251 3801



RESULTS

Against the backdrop of mixed economic conditions around the world, the Group again produced good results due to strong operating performance and underlying organic volume growth combined with acquisition activity. The movement in the dollar was unfavourable and, although the euro strengthened, overall currency movements reduced the reported growth rate of sales by about 4% and that of profits and earnings by 5 - 6%. Price deflation also had a negative impact on the growth of both sales and profits.

Sales of continuing operations were GBP2,728.2 million (2002: GBP2,673.6 million), up 6% at constant exchange rates, and operating profit of continuing operations was GBP196.4 million (2002: GBP189.0 million), a rise of 10% at constant exchange rates. Including discontinued operations, total sales were GBP2,728.2 million (2002: GBP2,835.3 million), flat at constant exchange rates, while total operating profit was GBP196.4 million (2002: GBP196.4 million), up 5% at constant exchange rates. Profit before tax, goodwill amortisation and 2002 exceptional items was GBP212.3 million (2002: GBP207.3 million), an increase of 8% at constant exchange rates. Profit before tax was GBP194.6 million (2002:
GBP195.3 million), 5% ahead at constant exchange rates. Earnings per share were 27.4p (2002: 27.1p), up 7% at constant exchange rates, while adjusted earnings per share, after eliminating goodwill amortisation and 2002 exceptionals, were 31.3p (2002: 29.7p), a rise of 11% at constant exchange rates.

After a cash outflow for acquisitions of GBP36 million, a cash inflow from disposals of GBP10 million and a spend of GBP92 million on buying back shares on the market, net debt was reduced to GBP97 million (2002: GBP106 million). This was the result of the underlying businesses continuing to generate cash from operations and dollar denominated debt having a lower sterling value. Gearing fell to 21.0% from 22.3%.


DIVIDEND

The Board has decided to increase the final dividend to 8.25p (2002: 7.55p). This brings the total dividend for the year to 12.1p (2002: 11.2p), an increase of 8%. Shareholders will again have the opportunity to participate in our dividend reinvestment plan.


BOARD AND MANAGEMENT

Bunzl further strengthened its independent Board with the appointment of Michael Roney as a non-executive director in June. Michael is President of Goodyear's operations in Europe and brings great experience of distribution, retail and manufacturing throughout Europe, Asia and South America. We welcome him to the Board.

Paul Lorenzini will be retiring as Chief Executive of Outsourcing Services in North America and from the Board in July 2004. Paul was one of the founders of PCI Mac-Pak in 1970 which Bunzl acquired in 1983.

Since 1986 Paul has served as President and then CEO of Bunzl Distribution USA along with being President of Bunzl USA. During his stewardship, the business has grown from 17 to 73 locations in North America and sales have increased from $400 million to approximately $2.5 billion in 2003. Profits during this same period increased over ten-fold. We are now the largest and most successful supplier of supermarket and food service packaging materials in North America.

Paul will have completed 21 years of outstanding service with Bunzl and will continue to be involved as Chairman Emeritus of Bunzl USA in recognition of his extraordinary contribution to the development and success of Bunzl and his invaluable service over many years.

Paul Lorenzini's successor as Chief Executive of Outsourcing Services in North America will be Patrick Larmon. A CPA and an MBA, Pat is currently President and Chief Operating Officer of Outsourcing Services in North America. Over the past 14 years Pat has served with great success in many senior management positions including regional Vice President of the South West Region, Vice President of Finance and Administration, Executive Vice President of Procurement and President of the Western Division. We are extremely fortunate to have someone of Pat's ability and experience to take over in this important executive position.


STRATEGY AND STRUCTURE

Following the disposal of the last of Bunzl's paper interests in July 2002, the Company was reorganised into two business areas, Outsourcing Services and Filtrona, both of which are focused on areas where we have or can develop real competitive advantage on an international scale and which have some organic and acquisition growth opportunities. Both areas also fit with our focus on providing business to business consumables, often on an outsourced basis, and are becoming increasingly service oriented.

Filtrona constitutes a small number of international niche businesses in supply and light manufacture with a number of technical and market overlaps. Outsourcing Services is a more uniform business with international overlaps of customers, suppliers, technology and sourcing. As the Outsourcing Services business in Europe and Australasia has grown from virtually nothing ten years ago to about a third of our total Outsourcing Services business, we have decided that from our interim results in 2004 we will treat this business as a separate business segment.


ACQUISITIONS

We spent GBP36 million on acquisitions during 2003. In February we strengthened our position supplying the North American food processor industry with the acquisition of Enterprise from ConAgra Foods. Based in Dallas, Enterprise had sales in the year to May 2002 of $24 million. It broadens the geographic coverage of our expanding food processor supplies business in North America and strengthens our position with major customers. In October we acquired the Fibertec business of Baumgartner. Fibertec, located in Switzerland, is engaged in the development, manufacture and sale of cigarette filters and capillary reservoirs. The business had sales in 2002 of CHF40 million and broadened our customer base while also enhancing our product offering. Also in October we purchased MultiLine, a distributor of a wide range of consumables to the Danish hotel, restaurant and catering industries. With sales in 2002 of DKK386 million, MultiLine is a logical extension of our Outsourcing Services business in Denmark, greatly strengthening our position there, particularly in the hotel and catering supplies market. In December we acquired Prolix Packaging in the US and O'Mahony in Ireland, both suppliers largely to the supermarket industry. Prolix had sales in 2002 of $11 million focused on the Chicago market and O'Mahony, based in Cork, had sales in 2002/3 of EUR11 million. In February 2004 we entered into an agreement to purchase Skiffy, a Dutch based company with particular expertise in the supply of small nylon parts for protection and finishing applications with sales in 2002/3 of EUR12 million.


SHARE BUY BACK

In late February the Board instituted a share buy back programme. Shares have been bought on the market and have then been cancelled thus reducing the overall number of shares in issue. The cost of the buy back was GBP91.7 million resulting in the cancellation of 21.3 million shares at an average price of GBP4.31 per share. These purchases were consistent with the Board's continuing overall capital management strategy. This strategy seeks to maintain an appropriate balance sheet structure taking into account completed and prospective acquisitions and disposals.


PROSPECTS

Against a background of mixed economic conditions in 2003, our major businesses again showed their strength by producing good underlying volume growth which was supplemented by incremental acquisition activity. Overall Group progress year-on-year was impacted by the adverse movement of the dollar, price deflation and the disposal of Paper Distribution.

Looking forward, we see volume growth continuing. The dilutionary effect of the sale of Paper Distribution will no longer be present in 2004 and year-on-year price deflation, which moderated through 2003, should fall further if the current announced price increases in plastic products in the US are fully implemented. On the other hand the sterling/dollar rate, which averaged $1.51 in 2002 and $1.64 in 2003, is currently $1.87. If this dollar weakness persists, it will negatively impact the Group's sterling results as dollar sales and profits are translated at the new rate.

The combination of volume growth in our major markets, our strong positions in those markets and our opportunities to make acquisitions gives us confidence that the underlying prospects of the Group are good and that, at constant exchange rates, the Group will continue to develop satisfactorily.


OPERATING PERFORMANCE

The Group operates in many currency zones and, in this year of unusual currency volatility, the operations are reviewed below at constant exchange rates to remove the distortionary impact of these significant currency swings. The following table reconciles the annual growth rates of sales and operating profit before goodwill amortisation as reported in sterling with those at constant exchange rates:


                            Actual Exchange Rates      Constant Exchange Rates
                               Sales       Operating       Sales     Operating
                            % Growth          Profit    % Growth        Profit
                                            % Growth                  % Growth

Outsourcing                       +2              +4          +7           +10
Services

Filtrona                          +2              +6          +6           +11

Continuing Operations             +2              +5          +6           +10


Margin on continuing operations before goodwill amortisation rose from 7.7% to 7.8% while Group margin rose from 7.5% to 7.8% with the additional increase resulting from the disposal of the lower margin Paper Distribution business area in July 2002. Group return on average capital rose to 43.0%.

Outsourcing Services

Operating across North America, Europe and Australasia, Bunzl is the leading supplier of a range of products including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other users.

Volume growth and the successful integration of acquisitions saw Outsourcing Services progress well with sales increasing by 7% at constant exchange rates despite price deflation. Operating profits rose by 10% at constant exchange rates assisted by our focus on greater efficiencies and control of operating costs.

With trading conditions continuing to be challenging, our specialist knowledge and experience in providing cost effective outsourced solutions to our customers and our ability to integrate selective acquisitions have enabled us to extend the scope of our operations and continue to offer innovative supply programmes to add value for new and existing customers.

North America

The North American business grew dollar sales and profits in a tough economic and competitive environment. Price deflation continued to have an impact due to manufacturers' overcapacity in several major product lines. Customer consolidation has also had an effect on our business particularly in the supermarket industry. The large national operators have penetrated the smaller markets, forcing the regional and local retailers to sell, consolidate or specialise.

Although the largest customer group for this business remains supermarkets, the majority of new business with new customers was a result of sales gains in the redistribution, processor and janitorial/sanitation (jan/san) businesses. Sales initiatives in the foodservice category resulted in expanded business at several national companies. We have been able to demonstrate our ability to provide disposable non-food items efficiently enabling these companies to use their space for higher dollar items. We have also secured additional business in non-food retail with the addition of several accounts during 2003. We plan to pursue more such accounts in 2004 as new opportunities become available.

We provide a wide range of disposable products to customers in all of our businesses that include plastic and paper packaging items, janitorial supplies, non-food retail products and operating plant supplies. Our focus is on finding packaging solutions for our customers that will generate additional sales for the redistribution and supermarket areas and operational efficiencies for the processor and jan/san markets. In an effort to increase our competitiveness and to find new innovative products, we have invested substantial time and effort into our import initiative. Through this program, we have been able to source quality products from reliable manufacturers that keep us on the leading edge of finding solutions for our customers. In 2003 our imports approximately doubled. In addition to imports, we have expanded our private label program, Prime Source, to many new product lines that has resulted in new sales opportunities and more operational efficiencies.

We remain the largest distributor of these products in North America, serving all 50 states, Canada, Mexico, and the Caribbean from 73 locations. Using a fleet of more than 350 trucks, we are able to deliver thousands of different items to customers located across the geographical area. With this coverage, we are able to provide product and logistics solutions to local, regional and national customers utilising a total program concept. Our sophisticated IT platform, which is identical in every one of our locations, allows us to provide a consistent and controlled program that our customers appreciate.

As the largest distributor of these products to supermarkets, we service national, regional and local chains. Our experience in this area, along with the product lines and customer relationships, give us the opportunity to develop true long term partnerships for the purpose of providing the most economical in-store packaging program that contributes to better product presentation and ultimately increased sales. During 2003 we were able to renew several long term contracts with chains and wholesalers committed to this concept. We also acquired Prolix, a specialised supplier in the Chicago region.

Redistribution, including jan/san products, continues to grow and present us with new opportunities. As the costs of transportation and warehousing rise for manufacturers, our value as a redistributor continues to increase. We provide an opportunity to the small distributor to reduce their capital investment, increase their inventory turns and provide more products to their customers while maximising their operational efficiencies. With the acquisition of Saxton in late 2002, we have expanded our jan/san program across our business with the addition of their product lines. This will continue to be an emphasis in the years ahead.

Food processors, including customers that process and package meat, poultry, produce, bakery and other items, continue to be our fastest growing area. We are the only national distributor able to provide the packaging products, plant operating supplies and janitorial and cleaning supplies through one order and delivery. This is an advantage as our customers grow, due to their space requirements and need for specialists who can provide them with an array of packaging solutions and safety and cleaning products needed to run their businesses. We further strengthened our position in this market in February 2003 with the purchase of Enterprise in Dallas.

Operating costs improved again in 2003. As the economic environment has made it difficult to achieve substantial increases in sales and gross margin dollars, we have continued to improve operations and increase our efficiencies. We have enhanced our internal IT system, improved our facilities and reduced and consolidated our delivery routes and further standardised procedures in warehousing, customer service and purchasing. We have also worked with our vendors and customers to eliminate extra costs in the supply chain. This will continue as we move forward into 2004.

Europe and Australasia

In the seven countries that we operate in today, the UK, Ireland, Germany, the Netherlands, Denmark, Australia and New Zealand, as well as a number of countries that we export into, we continued to show good progress despite testing economic conditions. We provide our customers with a 'one-stop-shop' for all their purchasing, distribution and store or outlet service needs. We also provide management information to help our customers better control their expenditure on the broad range of consumable products that we typically supply. By outsourcing the management of this supply chain to Bunzl, customers are able to reduce their internal costs of operation and achieve efficiencies by concentrating on their own core businesses.

During 2003 growth has again come from acquisitions, new contract wins and the expansion of our product range offsetting the impact of deflation, particularly in the retail market.

In addition to acquisitions during the period, including MultiLine in Denmark and O'Mahony in Ireland, we achieved new contract wins across a broad spectrum of customers in our target markets: contract caterers, contract cleaners, facilities management groups, supermarket/retail chains and the healthcare sector. Moreover we have been successful in increasing our penetration with local customers in many of the markets that we serve. Of particular note was the fact that we were successful in gaining three new multi-year contracts, a longer timeframe than usual in our industry, which demonstrates our customers' confidence in Bunzl as a reliable partner. The first such contract covers several countries in Northern Europe for the supply of all non-food consumables to an international catering group. The second covers the provision of all in-store consumables for a leading UK non-food retail chain reflecting our expertise in tailoring supply programmes to meet the specific requirements of retail customers. The third covers the provision of all light catering equipment for a catering group in the UK.

Focused expansion of our product range to capture more business with individual customers has been a feature of our development for several years. The range extension into light catering equipment, largely as a result of the acquisitions of Lockhart and McLaughlin in 2002, has proved beneficial with several customers in the UK, especially in hotel and catering supplies, and provides the base for potential future expansion into other countries where we are also strong with such customers.

As the leading independent vending operator in the UK, Vending Services has also been successful in generating organic sales growth from winning contracts in the financial services and retail sectors in the UK. Nevertheless 2003 has been a challenging environment with consumption in the City of London specifically, and industry in general, reduced due to staff cutbacks.

Adding new product categories to its core range helped our specialist healthcare supply business, Shermond, to show strong organic growth. It is pleasing also to report that the healthcare sector is a successful area of development in a number of countries including the Netherlands, Ireland and Australia.

Organic growth and the integration of recent acquisitions also drove the successful development of our cleaning and safety supplies businesses. We secured organic growth by winning new contracts and developing our product range with existing customers. A growing number of products are now sourced internationally and developed under our own brand names. A number of the key UK ranges have been successfully introduced into the Australian market following the creation of a dedicated Bunzl Safety sales resource in Australia. In the UK the Darenas business, acquired at the end of 2002, is in the process of being fully integrated with the core business in order to reduce our cost base and establish a common platform from which to grow in 2004.

Our activities during 2003 have been focused on integrating new acquisitions particularly in Australia, Denmark, Ireland and the UK, improving performance and enhancing returns. We have supplemented these activities with investment in new, more efficient warehouse operations and standardised IT systems. During the last two years we have opened new, state-of-the-art warehousing facilities in the Netherlands, Germany and the UK and in 2004 we will open new facilities in the UK, Denmark, Ireland, Australia and New Zealand. We are also implementing our standard IT systems into the acquisitions we have made and will continue to drive this process forward in 2004. Finally we have established a Group
Purchasing function to enhance our leverage across countries and better co-ordinate our international sourcing activities. These initiatives provide the foundations for continued expansion and development from an efficient and effective cost base.

Filtrona

Filtrona is a world leading supplier of outsourced cigarette filters, ink reservoirs and other bonded fibre products, protection and finishing products, self-adhesive tear tapes and certain security products. It is also a leading extruder of custom plastic profiles.

At constant exchange rates, sales in Filtrona rose by 6% and operating profits increased by 11% despite the continuation of a challenging manufacturing environment which again was most noticeable in our North American businesses.

Filtrona now operates from 38 production facilities in 14 countries engaged in flexible light manufacture and service oriented supply of low unit value items to customers throughout the world. Filtrona occupies leadership positions in small focused international markets, or niche segments of larger markets, where the development of quality, differentiated positions is possible through consistent investment and dedication to delivering superior customer value and service.

The underlying performance of our outsourced filters businesses continued its robust trend, with volumes ahead in all regions and a particularly encouraging performance in Asia, although headline results were impacted by currency translation. The business continues to benefit from increased consumer demand for brands with low tar and special filters, often including charcoal, driven by changing consumer tastes and ever stricter legislative requirements. While it is now possible for manufacturers to self-manufacture some of the simpler carbon filters due to them becoming standard on more popular brands, the principal industry players continue to favour outsourcing for a major proportion of their requirements. There is also a growing interest in more complex and innovative filters, which can reduce particular constituents within cigarette smoke, and Filtrona is well placed to assist with our range of technologies, experience and know-how. Two such products were launched in November at the industry's leading exhibition, Tabexpo, in Barcelona. The acquisition of Baumgartner's Fibertec business was completed in October and this will have a positive impact on our filters and fibres businesses during 2004 as we capitalise on the additional customers, volumes and complementary technologies derived from this important strategic step. The changing dynamics of the market have led to the commencement of a consultation process with the local workforce regarding the future of our northern Italian production facility.

Our fibres business based in Richmond, Virginia and Reinbek, Germany sells reservoirs and wicking devices manufactured using bonded fibre technology for products including pens and printers, medical device components and household items. The continued focus on the development of new technologies, applications and geographic coverage has contributed to excellent growth this year. The business has been renamed Filtrona Fibertec, recognising both the applicability of the name to our fibres operations and the continuity from the Baumgartner Fibertec acquisition.

Our self-adhesive tear tape business continues to be the world's leading supplier and made particularly good progress in Asia, where supply to an important new customer in Japan began, and the Americas, assisted by the start up of film coating at our Richmond facility. Volumes of both standard self-adhesive tear tape and tear tape with value added features continued their strong growth trend. The use of tear tape as a medium for brand promotion and security purposes utilising various printing techniques to produce multi-coloured images and text continued to develop. The application of extrusion coated films for security and industrial uses is also showing encouraging results. We continue to invest in this business and a new 10 station printer at our Nottingham site is allowing us to expand the range of specialist products and services we are able to offer our customers.

Our protection and finishing business continued to face weakness in many of its core industrial markets, especially in the US, and rising polymer prices were also a drag on performance. In spite of this, the business as a whole was ahead of last year as Europe and the oil sector produced particularly strong results. The policy of building the distribution network, strengthening the product range further with the addition of many new lines and increasing the sophistication of its marketing programmes continues to have a positive impact on the performance of the business. The addition of Skiffy in 2004 will further strengthen this business with its particular expertise in the supply of nylon parts.

The sales of our European extrusion business picked up strongly in the second half of the year after a slow start which reflected the continued difficulties in the European manufacturing sector. This business continues to build its position in export markets where many opportunities exist for further development and growth. The US business also experienced improved trading conditions in the second half of the year, although certain customer segments, such as aerospace, remain depressed. Other segments including medical, traffic control, lighting and refrigeration saw good growth reflecting the business's focus on proprietary products and differentiated process technologies. Measures continued to be taken to reduce unit costs and to grow our business in Mexico where future prospects remain positive.

Globalpack, our Brazilian operation which produces packaging for the South American toiletries and cosmetics industries, had another excellent year. Sales and profits were again well ahead with the company's rapidly developing expertise in roll-on deodorant packaging items proving especially beneficial.


                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                      FOR THE YEAR ENDED 31 DECEMBER 2003

                                                                Growth
                                                 2002     Actual        Constant
                                    2003    *Restated   Exchange        Exchange
                                    GBPm         GBPm      Rates           Rates

Sales

Existing businesses              2,707.0     2,673.6
Acquisitions                        21.2
Continuing operations            2,728.2     2,673.6         +2%             +6%
Discontinued operations                -       161.7
Total sales                      2,728.2     2,835.3

Operating profit
Existing businesses                195.7       189.0
Acquisitions                         0.7
Continuing operations              196.4       189.0         +4%            +10%
Discontinued operations                -         7.4
Total operating profit             196.4       196.4
Profit on sale of discontinued
operations                             -         4.1

Profit on ordinary activities
before interest                    196.4       200.5
Net interest payable                (1.8)       (5.2)

Profit on ordinary activities
before taxation                    194.6       195.3          0%             +5%
Profit before taxation,
goodwill amortisation and
exceptional items                  212.3       207.3         +2%             +8%

Taxation on profit on ordinary
activities                         (69.0)      (70.0)
Profit on ordinary activities
after taxation                     125.6       125.3
Profit attributable to
minorities                          (1.0)       (0.5)
Profit for the financial year      124.6       124.8
Dividends paid and proposed        (54.4)      (52.3)
Retained profit for the
financial year                      70.2        72.5

Basic earnings per share            27.4p       27.1p        +1%             +7%
Adjusted earnings per share         31.3p       29.7p        +5%            +11%
Diluted basic earnings per share    27.2p       26.8p
Dividends per share                 12.1p       11.2p        +8%


*Restated on adoption of FRS17 'Retirement Benefits'


                           CONSOLIDATED BALANCE SHEET
                              AT 31 DECEMBER 2003


                                                                          2002
                                                            2003     *Restated
                                                            GBPm          GBPm
Fixed assets
Intangible assets - goodwill                               290.9         289.5
Tangible fixed assets                                      196.5         199.6
Investments                                                 33.3          34.3
                                                           520.7         523.4
Current assets
Stocks                                                     215.6         217.5
Debtors                                                    368.6         367.9
Investments                                                111.3         140.7
Cash at bank and in hand                                    47.5          51.5
                                                           743.0         777.6
Current liabilities                                       (499.1)       (471.4)
Net current assets                                         243.9         306.2
Total assets less current liabilities                      764.6         829.6

Creditors: amounts falling due after more than one year   (220.2)       (265.3)
Provisions for liabilities and charges                     (41.6)        (43.1)

Total net assets excluding pension liabilities             502.8         521.2

Pension liabilities                                        (40.8)        (43.7)

Total net assets including pension liabilities             462.0         477.5

Capital and reserves
Called up share capital                                    112.1         116.8
Share premium account                                       83.8          77.3
Capital redemption reserve                                   5.3             -
Revaluation reserve                                          1.3           1.5
Profit and loss account                                    256.7         279.6

Shareholders' funds: equity interests                      459.2         475.2
Minority equity interests                                    2.8           2.3
                                                           462.0         477.5

Net debt                                                    96.5         106.0
Gearing                                                     21.0%         22.3%


*Restated on adoption of FRS17 'Retirement Benefits'



                        CONSOLIDATED CASH FLOW STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 2003


                                                             2003         2002
                                                             GBPm         GBPm

Net cash inflow from operating activities                   250.4        216.4

Returns on investments and servicing of finance
Interest received                                             5.9          5.2
Interest paid                                                (6.8)       (11.6)
Dividends paid to minority shareholders                      (0.2)        (0.1)
Other cash flows                                             (3.6)        (2.5)
Net cash outflow for returns on investments and servicing
of finance                                                   (4.7)        (9.0)

Tax paid                                                    (56.6)       (64.3)

Capital expenditure
Purchase of tangible fixed assets                           (37.8)       (33.4)
Disposal of tangible fixed assets                             6.5          2.4
Net cash outflow for capital expenditure                    (31.3)       (31.0)

Acquisitions and disposals
Purchase of businesses                                      (36.1)       (77.0)
Disposal of businesses                                       10.0        111.3
Other acquisition and disposal cash flows                       -         (0.7)
Net cash (outflow)/inflow for acquisitions and disposals    (26.1)        33.6

Equity dividends paid                                       (51.8)       (48.0)

Net cash inflow before use of liquid resources and
financing                                                    79.9         97.7

Net cash inflow/(outflow) from management of liquid
resources                                                    57.4       (128.7)

Financing
Increase/(decrease) in short term loans                       8.3        (37.0)
(Decrease)/increase in long term loans                      (21.1)        37.4
Decrease in finance leases                                   (0.1)        (0.3)
Shares issued for cash                                        7.0          7.9
Purchase of own shares                                      (92.2)           -
Net cash (outflow)/inflow from financing                    (98.1)         8.0

Increase/(decrease) in cash in the financial year            39.2        (23.0)

Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash in the financial year            39.2        (23.0)
(Increase)/decrease in debt due within one year              (8.3)        37.0
Decrease/(increase) in debt due after one year               21.1        (37.4)
(Decrease)/increase in current asset investments            (57.4)       128.7
Exchange and other movements                                 14.9         23.2
Movement in net debt in the year                              9.5        128.5
Opening net debt                                           (106.0)      (234.5)
Closing net debt                                            (96.5)      (106.0)



          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                      FOR THE YEAR ENDED 31 DECEMBER 2003


                                                                          2002
                                                              2003   *Restated
                                                              GBPm        GBPm
Profit for the financial year                                124.6       124.8
Actuarial gain/(loss) on pension schemes                       0.9       (64.3)
Deferred taxation on actuarial (gain)/loss on pension schemes (0.4)       20.0
Currency translation differences on foreign currency net
investments                                                   (1.5)      (10.9)
Total recognised gains and losses for the year               123.6        69.6
Prior year adjustment (adoption of FRS17)                    (68.8)
Total recognised gains and losses since last
directors' report and accounts                                54.8


        CONSOLIDATED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                      FOR THE YEAR ENDED 31 DECEMBER 2003


                                                                          2002
                                                            2003     *Restated
                                                            GBPm          GBPm
Opening shareholders' funds as previously reported         544.0         456.5
Prior year adjustment (adoption of FRS17)                  (68.8)        (25.9)
Opening shareholders' funds restated                       475.2         430.6
Profit for the financial year                              124.6         124.8
Dividends paid and proposed                                (54.4)        (52.3)
Transfer of goodwill on disposals                              -          19.4
Issue of share capital                                       7.0           7.9
Actuarial gain/(loss) net of deferred taxation on pension
schemes                                                      0.5         (44.3)
Purchase of own shares                                     (92.2)            -
Currency translation                                        (1.5)        (10.9)
Closing shareholders' funds                                459.2         475.2


*Restated on adoption of FRS17 'Retirement Benefits'


                               SEGMENTAL ANALYSIS

                         Sales                Growth           Operating                Growth
                                                                  Profit
                                   Actual   Constant                2002     Actual   Constant
                2003      2002   Exchange   Exchange    2003   *Restated   Exchange   Exchange
                GBPm      GBPm      Rates      Rates    GBPm        GBPm      Rates      Rates

Continuing operations
Outsourcing
Services     2,275.6   2,231.2        +2%        +7%   174.8       168.1        +4%       +10%
Filtrona       452.6     442.4        +2%        +6%    56.1        52.7        +6%       +11%
Corporate
activites                                              (16.8)      (16.0)
Goodwill                                               (17.7)      (15.8)

             2,728.2   2,673.6        +2%        +6%   196.4       189.0        +4%       +10%
Discontinued
operations         -     161.7                             -         7.7
Goodwill                                                   -        (0.3)

             2,728.2   2,835.3        -4%         0%   196.4       196.4         0%        +5%


NOTES

1. Profits for each of the business areas and their percentage change from 2002 are stated before the effect of goodwill amortisation. References to changes in the level of sales and profits at constant exchange rates have been calculated by retranslating the relevant results for the year ended 31 December 2002 at the average exchange rates used for the year ended 31 December 2003.

2. Bunzl plc's 2003 Annual Report will be despatched to shareholders at the end of March 2004. The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2003 or 2002 but is derived from those accounts. Statutory accounts for 2002 have been delivered to the Registrar of Companies and those for 2003 will be delivered following the Company's Annual General Meeting which will be held on 19 May 2004. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under Section 237(2) or (3) of the Companies Act 1985.

3. The final dividend will be paid on 1 July 2004 to shareholders on the register at 7 May 2004. Shareholders will again have the opportunity to participate in the Company's dividend reinvestment plan.


*Restated on adoption of FRS17 'Retirement Benefits'


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  February 23, 2004                      By:__/s/ Anthony Habgood__

                                              Title:   Chairman